HARSCO CORPORATION
Exhibit 12
Computation of Ratios of Earnings to Fixed Charges

(In Thousands of Dollars)



                                                                                                                         Six
                                                                     YEARS ENDED DECEMBER 31                           Months
                                                ________________________________________________________________
                                                                                                                        Ended
                                                1990           1991           1992           1993           1994         6/30/95
                                              ________       ________       ________       ________       ________       _______
Consolidated Earnings:

Pre-tax income from continuing
  operations <F1>                               $115,587       $119,647       $140,576       $137,151      $146,089      $82,765

Add fixed charges computed below                  21,864         23,544         22,425         23,879        37,982       16,964

Net adjustments for equity companies                (532)          (439)          (454)          (363)         (134)        (627)

Net adjustments for capitalized
  interest                                          (255)          (469)          (134)          (172)         (274)           -
                                                 _______        _______        _______        _______        _______      ______

Consolidated Earnings Available for
  Fixed Charges                                 $136,664       $142,283       $162,413       $160,495       $183,663     $99,102
                                                 _______        _______        _______        _______        _______      ______
                                                 _______        _______        _______        _______        _______      ______
Consolidated Fixed Charges:

  Interest expense per financial
     statements <F2>                             $17,506        $18,925        $18,882        $19,974        $34,048     $15,020

  Interest expense capitalized                       345            574            355            332            338         222

  Portion of rentals (1/3 ) representing
     an interest factor                            4,013          4,045          3,188          3,573          3,576       1,722

  Interest expense for equity companies
     whose debt is guaranteed <F3>                     -              -              -              -              -           -
                                                 _______        _______        _______        _______        _______      ______

Consolidated Fixed Charges                       $21,864        $23,544        $22,425        $23,879        $37,982     $16,964
                                                 _______        _______        _______        _______        _______      ______
                                                 _______        _______        _______        _______        _______      ______
Consolidated Ratio of Earnings to
  Fixed Charges                                     6.25           6.04           7.24           6.72           4.84        5.84
                                                 _______        _______        _______        _______        _______      ______
                                                 _______        _______        _______        _______        _______      ______

<F1>  1992 excludes the cumulative effect of change in accounting method for post-retirement benefits other than pensions.

<F2>  Includes amortization of debt discount and expense.

<F3>  No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by Harsco during the five year period 1990 through 1994, and the six months ended June 30, 1995.

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